Filed by Fresenius Medical Care AG & Co. KGaA

(Commission File No. 001-32749), pursuant to

Rules 165 and 425 under the

Securities Act of 1933, as amended

On April 19, 2023, Fresenius Medical Care AG & Co. KGaA (the “Company”) issued a Press Release announcing its unaudited full year results for the year ending December 31, 2022 and its unaudited first quarter results for the period ending March 31, 2022 under its new global operating model, implemented on January 1, 2023, in which the Company reorganized its business into two global operating segments, Care Delivery and Care Enablement.

The Press Release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement the Company’s unaudited first quarter and full year 2022 consolidated financial results under the realigned global operating model presented in accordance with International Financial Reporting Standards, or IFRS, we have used non-GAAP financial measures, including (a) EBITDA, or operating income excluding interest, taxes, depreciation and amortization, (b) free cash flow, (c) net leverage ratio (ratio of net debt to adjusted EBITDA) and (d) results presented in constant currency and as adjusted for special items identified in the Press Release and associated tables. These non-GAAP measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-IFRS financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliation of the non-GAAP financial measures to the most comparable IFRS financial measures are included in the attached Financial Statements. As the reconciliation of amounts stated in Constant Currency is inherent in the disclosure included in the Press Release, we believe that a separate reconciliation would not provide any additional benefit.

The attached Press Release and associated financial tables shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Press Release

Media contact Leif Heussen T +49 6172 608-4030 leif.heussen@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

April 19, 2023

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this press release may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME has filed a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION DESCRIBED THEREIN. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Strasse 1, 61352 Bad Homburg v.d.H., Germany.

Fresenius Medical Care charts path to unlock value as the leading kidney care company

•	Provides profitability of the new global operating segments - Care Enablement and Care Delivery[1]

•	Outlines turnaround plan to deliver on 2025 profitability margin ambition

Fresenius Medical Care, the world’s leading provider of products and services for individuals with kidney disease, is hosting today a Capital Markets Day featuring Chief Executive Officer Helen Giza and the Members of the Management Board discussing the Company’s turnaround plan and the further path to profitability improvement. Helen Giza also presents the Company’s unaudited 2022 global segment margin analysis, now reoriented to the new operating model.

After significant impacts from the pandemic with increased patient mortality and labor challenges, Fresenius Medical Care already sees a trend towards pre-pandemic levels in these areas. With productivity improvements already initiated, the Company is well positioned to capture the expected volume rebound and will benefit from increasing operational leverage.

“While 2023 has always been expected to be a year of level setting for Fresenius Medical Care, we have very strong market positions and are operating in an environment where growth is expected to rebound. We see the first results of our focused turnaround plan, and I am confident in the progress we are making,” said Helen Giza. “We will look at 2023 as a time when we made important decisions to build a new foundation for unlocking value as the leading kidney care company. While there is much to do, we have a clear path forward that will lead to significant profitability improvement in each of our operating segments.”

Outlook2

As announced in February, for 2023 Fresenius Medical Care expects revenue to grow at a low to mid-single digit percentage rate (2022 basis: EUR 19,398 million) and operating income to remain flat or decline by up to a high-single digit percentage rate in 2023 (2022 basis: EUR 1,540 million).

By 2025 Fresenius Medical Care targets to achieve an improved operating income margin of 10 to 14% (2022 basis 7.9%). To achieve this, Fresenius Medical Care is focusing on driving margin improvement initiatives in each of its two operating segments.

For Care Delivery, important margin drivers include in addition to the support from the FME25 program, the contributions from improving operational leverage driven by volume rebound and a reduced clinic infrastructure, improving U.S. reimbursement rate and mix, labor productivity, as well as driving growth and operational efficiencies in the international Care Delivery business. By 2025, Fresenius Medical Care expects the Care Delivery segment operating income margin to improve from 9.5% in 2022 to a range of 10 to 14%.

The Care Enablement operating segment is targeted to deliver the most significant margin uplift. The operating income margin is planned to improve from 1.9% in 2022 to a range of 8 to 12% by 2025. Care Enablement has been hit particularly hard in the recent years by the inflationary environment, which was further exacerbated by supply chain cost increases. Important elements of the turnaround plan include the contributions from the FME25 program, pricing and contracting and direct procurement excellence, continued expansion in the more attractive international markets and streamlining processes while further reducing G&A costs and creating operational efficiency improvements.

1 Based on attached unaudited tables

2 Revenue and operating income, as referred to in the Outlook, are both on a constant currency basis and excluding special items. Special items will be provided as separate KPI (“Revenue excluding special items”, “Operating income excluding special items”) to capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items. For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the remeasurement effect on the fair value of the investment in Humacyte, Inc., and the net gain related to InterWell Health. Additionally, FY 2022 basis for Outlook 2023 and 2025 was adjusted for Provider Relief Funding. For further details please see the reconciliation attached to the Press Release.

Portfolio optimization efforts

In addition to improving profit margins, separate portfolio optimization efforts are underway to both refocus the Company around its core businesses and streamline current R&D efforts in Care Enablement. Fresenius Medical Care is diligently assessing options for its portfolio assets and will cease R&D efforts for products deemed not commercially viable. Portfolio optimization efforts are not included in the Outlook outlined above and will be treated as special items and proceeds are planned to be used for deleveraging.

Collectively, these measures shall support the Company’s ambition to double the return on capital invested by 2025.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,116 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice.

Consultation procedures may lead to changes on proposed measures.

Content: Statement of earnings page 2 Segment information page 3 Balance sheet page 4 Cash flow page 5 page 6 Key metrics page 7 page 8 page 9 Outlook 2023 page 10 Disclaimer Fresenius Medical Care AG & Co. KGaA April 19, 2023 Q1 2022 and Full Year 2022 Investor Relations reoriented to new reporting structure (unaudited) Copyright by Fresenius Medical Care AG & Co. KGaA email: ir@fmc-ag.com phone: +49 6172 609 2525 Revenue development by segment Reconciliation results excl. special items This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. Reconciliation revenue

Statement of earnings in € million, except share data, unaudited Three months ended March 31, Twelve months ended December 31, 2022 2022 Total revenue 4,548 19,398 Operating income 348 1,512 Operating income excl. special items and PRF 1 390 1,540 Interest income (14) (68) Interest expense 83 360 Interest expense, net 69 292 Income before taxes 279 1,220 Income tax expense 67 325 Net income 212 895 Net income attributable to noncontrolling interests 55 222 Net income attributable to shareholders of FMC AG & Co. KGaA 157 673 Net income attributable to shareholders of FMC AG & Co. KGaA excl. special items and PRF 1 197 729 Operating income 348 1,512 Depreciation, amortization and impairment loss 419 1,838 EBITDA 767 3,350 Weighted average number of shares 293,007,109 293,246,430 Basic earnings per share €0.54 €2.30 Basic earnings per ADS €0.27 €1.15 In percent of revenue Operating income margin 7.6% 7.8% Operating income margin excl. special items and PRF 1 8.6% 7.9% EBITDA margin 16.9% 17.3% 1 For a reconciliation of special items, please refer to the table on page 8. Statement of earnings page 2 of 10 April 19, 2023

Segment information unaudited Three months ended March 31, Twelve months ended December 31, 2022 2022 Total Revenue in € million 4,548 19,398 Operating income in € million 348 1,512 Operating income margin 7.6% 7.8% Operating income in € million (excluding special items and PRF) 2 390 1,540 Operating income margin (excluding special items and PRF) 2 8.6% 7.9% Days sales outstanding (DSO) 69 68 Employees (headcount) 130,177 128,044 Care Delivery segment Revenue in € million 3,647 15,593 Operating income in € million 298 1,686 Operating income margin 8.2% 10.8% Operating income in € million (excluding special items and PRF) 2 310 1,478 Operating income margin (excluding special items and PRF) 2 8.5% 9.5% Care Enablement segment Revenue in € million 1,267 5,353 Operating income in € million 69 (30) Operating income margin 5.5% -0.6% Operating income in € million (excluding special items and PRF) 2 96 103 Operating income margin (excluding special items and PRF) 2 7.6% 1.9% Inter-segment eliminations 1 Revenue in € million (366) (1,548) Operating income in € million (9) 0 Operating income in € million (excluding special items and PRF) 2 (9) 0 Corporate Operating income in € million (10) (144) Operating income in € million (excluding special items and PRF) 2 (7) (41) 1 The Company transfers products between segments at fair market values. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations”. 2 For a reconciliation of operating income in € million (excluding special items and PRF) and operating income margin (excluding special items and PRF), please refer to the table on page 8. Segment information page 3 of 10 April 19, 2023

Balance sheet

in € million, except for net leverage ratio, unaudited	March 31, 2022	December 31, 2022
Assets		
Current assets	8,039	8,203
Goodwill and intangible assets	16,109	17,310
Right-of-use assets	4,274	4,187
Other non-current assets	6,302	6,054
Total assets	**34,724**	**35,754**
Liabilities and equity		
Current liabilities	6,377	6,467
Non-current liabilities	13,808	13,838
Total equity	14,539	15,449
Total liabilities and equity	**34,724**	**35,754**
Equity/assets ratio	**42%**	**43%**
Debt and lease liabilities		
Short-term debt from unrelated parties	970	665
Short-term debt from related parties	145	4
Current portion of long-term debt	59	694
Current portion of lease liabilities from unrelated parties	650	650
Current portion of lease liabilities from related parties	22	24
Long-term debt, less current portion	7,452	7,171
Lease liabilities from unrelated parties, less current portion	3,951	3,875
Lease liabilities from related parties, less current portion	94	130
Total debt and lease liabilities	**13,343**	**13,213**
Minus: Cash and cash equivalents	(1,173)	(1,274)
Total net debt and lease liabilities	**12,170**	**11,939**
Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures		
Net income	1,127	895
Income tax expense	326	325
Interest income	(72)	(68)
Interest expense	345	360
Depreciation and amortization	1,611	1,718
Adjustments	173 [1]	320 [2]
Annualized adjusted EBITDA	**3,510**	**3,550**
Net leverage ratio	**3.5**	**3.4**

[1] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (€9 M), non-cash charges, primarily related to pension expense (€50 M), impairment loss (€43 M), as well as costs related to the FME25 Program (€ 50M) and the impacts related to the War in Ukraine (€21 M).

[2] Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (-€22 M), non-cash charges, primarily related to pension expense (€54 M), impairment loss (€120 M) and special items, including costs related to the FME25 Program (€155 M), Net Gain Related to InterWell Health (-€114 M), Humacyte Investment Remeasurement (€103 M), Hyperinflation in Turkiye (€5 M) and the Impacts Related to the War in Ukraine (€19 M).

Balance sheet page 4 of 10 April 19, 2023

Cash flow statement in € million, unaudited Three months ended March 31, Twelve months ended December 31, 2022 2022 Operating activities Net income 212 895 Depreciation, amortization and impairment loss 419 1,838 Change in working capital and other non-cash items (472) (566) Net cash provided by (used in) operating activities 159 2,167 In percent of revenue 3.5% 11.2% Investing activities Purchases of property, plant and equipment and capitalized development costs (162) (724) Proceeds from sale of property, plant and equipment 2 37 Capital expenditures, net (160) (687) Free cash flow (1) 1,480 In percent of revenue 0.0% 7.6% Acquisitions and investments, net of cash acquired, and purchases of intangible assets (36) (59) Investments in debt securities (43) (106) Proceeds from divestitures 14 60 Proceeds from sale of debt securities 13 58 Free cash flow after investing activities (53) 1,433 Cash flow page 5 of 10 April 19, 2023 in € million, unaudited 2022 Three months ended March 31, Total revenue 4,548 Care Delivery segment 3,647 Thereof: U.S. 2,930 Thereof: International 717 Care Enablement segment 1,267 Inter-segment eliminations (366) Twelve months ended December 31, Total revenue 19,398 Care Delivery segment 15,593 Thereof: U.S. 12,575 Thereof: International 3,018 Care Enablement segment 5,353 Inter-segment eliminations (1,548) Revenue development by segment Revenue development by segment page 6 of 10 April 19, 2023 unaudited Clinics Net change in clinics 1 Patients Treatments Total 4,153 (18) 343,493 12,858,103 Thereof: U.S. 2,680 (3) 204,837 7,691,660 Thereof: International 1,473 (15) 138,656 5,166,443 unaudited Clinics Net change in clinics 1 Patients Treatments Total 4,116 (55) 344,687 52,310,131 Thereof: U.S. 2,671 (12) 206,033 31,361,555 Thereof: International 1,445 (43) 138,654 20,948,576 Key metrics Care Delivery segment Three months ended March 31, 2022 Twelve months ended December 31, 2022 1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2021. Key metrics page 7 of 10 April 19, 2023

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook

in € million, except share data, unaudited	Results 2022	Special items: FME25 Program	Special items: Net Gain Related to InterWell Health[1]	Special items: Humacyte Investment Remeasure-ment	Special items: Ukraine War[2]	Special items: Hyperinflation in Turkiye	Provider Relief Funding (PRF)	Sum of Special items and PRF	Results 2022 excl. special items and PRF
Three months ended March 31,									
Total revenue	**4,548**							—	**4,548**
EBITDA	**767**	**28**	**—**	**3**	**21**	**—**	**(16)**	**36**	**803**
Total operating income	**348**	**33**	**—**	**3**	**22**	**—**	**(16)**	**42**	**390**
Care Delivery segment	298	20	—	—	8	—	(16)	12	310
Care Enablement segment	69	13	—	—	14	—	—	27	96
Inter-segment eliminations	(9)	—	—	—	—	—	—	—	(9)
Corporate	(10)	—	—	3	—	—	—	3	(7)
Interest expense, net	69							—	69
Income tax expense	67	9	—	0	3	—	(4)	8	75
Net income attributable to noncontrolling interests	55	—	—	—	—	—	(6)	(6)	49
Net income[3]	**157**	**24**	**—**	**3**	**19**	**—**	**(6)**	**40**	**197**
Basic earnings per share	**€0.54**	**€0.08**	**—**	**€0.01**	**€0.06**	**—**	**€(0.02)**	**€0.13**	**€0.67**

in € million, except share data	Results 2022	Special items: FME25 Program	Special items: Net Gain Related to InterWell Health[1]	Special items: Humacyte Investment Remeasure-ment	Special items: Ukraine War[2]	Special items: Hyperinflation in Turkiye	Provider Relief Funding (PRF)	Sum of Special items and PRF	Results 2022 excl. special items and PRF
Twelve months ended December 31,									
Total revenue	**19,398**							—	**19,398**
EBITDA	**3,350**	**155**	**(114)**	**103**	**19**	**5**	**(277)**	**(109)**	**3,241**
Total operating income	**1,512**	**204**	**(56)**	**103**	**49**	**5**	**(277)**	**28**	**1,540**
Care Delivery segment	1,686	118	(56)	—	9	(2)	(277)	(208)	1,478
Care Enablement segment	(30)	86	—	—	40	7	—	133	103
Inter-segment eliminations	0	—	—	—	—	—	—	—	0
Corporate	(144)	—	—	103	—	—	—	103	(41)
Interest expense, net	292							—	292
Income tax expense	325	55	(19)	27	2	—	(73)	(8)	317
Net income attributable to noncontrolling interests	222						(20)	(20)	202
Net income[3]	**673**	**149**	**(37)**	**76**	**47**	**5**	**(184)**	**56**	**729**
Basic earnings per share	**€2.30**	**€0.50**	**€(0.13)**	**€0.26**	**€0.16**	**€0.02**	**€(0.63)**	**€0.18**	**€2.48**

[1] Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.

[2] Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

[3] Attributable to shareholders of FMC AG & Co. KGaA

Reconciliation results excl. special items page 8 of 10 April 19, 2023 in € million, unaudited Care Delivery Care Enablement Total Segment Inter-segment eliminations Corporate Total Three months ended March 31, 2022 Revenue from health care services 3,607 — 3,607 — — 3,607 Revenue from health care products 40 901 941 — — 941 Revenue from external customers 3,647 901 4,548 — — 4,548 Inter-segment revenue 366 366 -366 — — Revenue 3,647 1,267 4,914 -366 — 4,548 in € million, unaudited Care Delivery Care Enablement Total Segment Inter-segment eliminations Corporate Total 2022 Revenue from health care services 15,418 — 15,418 — — 15,418 Revenue from health care products 175 3,805 3,980 — — 3,980 Revenue from external customers 15,593 3,805 19,398 — — 19,398 Inter-segment revenue 1,548 1,548 -1,548 — — Revenue 15,593 5,353 20,946 -1,548 — 19,398 Reconciliation of Health Care Product and Health Care Service revenue to new segments Reconciliation revenue page 9 of 10 April 19, 2023

FRESENIUS MEDICAL CARE

Outlook 2023

	Results 2022	Outlook 2023 (at Constant Currency)
Revenue[1]	€19,398 M	low to mid-single digit percentage rate growth
Operating income[1]	€1,540 M	flat to high-single digit percentage rate decline

[1] Outlook 2023 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2022 and excludes special items. Special items include further costs related to the FME25 program, Legal Structure Conversion Costs, Strategic Divestment Program and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2022 excluding the costs related to the FME25 program (€204 M for operating income), Net Gain Related to InterWell Health (-€56 M for operating income), Humacyte Investment Remeasurement (€103 M for operating income), Hyperinflation in Turkiye (€5 M for operating income) and the Impacts Related to the War in Ukraine (€49 M for operating income). Additionally, the results 2022 were adjusted for the Provider Relief Funding (-€277 M for operating income).

Outlook 2023 page 10 of 10 April 19, 2023